Exhibit 99.1

Lithium Americas Announces Closing of US$100M ATM Offering

November 30, 2020 - Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) ("Lithium Americas" or the "Company") is pleased to announce that it has completed the US$100 million at-the-market equity offering (the “ATM Program”) announced on October 20, 2020. In connection with the ATM Program, the Company issued a total of 9,266,587 common shares from treasury for gross proceeds of approximately US$100 million.

Total net proceeds from the ATM Program will be used for working capital and general corporate purposes.

“We are very pleased with the outcome of the ATM Program,” said Jon Evans, President and CEO. “With over US$145 million in cash on our balance sheet, the Company is in a strong position to complete construction at Caucharí-Olaroz and advance strategic discussions to finance Thacker Pass.”

About Lithium Americas:

Lithium Americas is a development-stage company with projects in Jujuy, Argentina and Nevada, USA. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:
Lithium Americas Corp.
Investor Relations
Suite 300 – 900 West Hastings Street
Vancouver, BC, V6C 1E5
Telephone: 778-656-5820
Email: ir@lithiumamericas.com Website: www.lithiumamericas.com

Forward-Looking Statements:

This news release contains “forward-looking information” and “forward-looking statements” (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking information. Examples of forward-looking information in this news release include the anticipated use of proceeds from the ATM Program, the benefits from such use of proceeds, the expected costs and timing to complete construction of the Caucharí-Olaroz project, and the expected costs and timing to advance strategic discussion to finance the Thacker Pass project.

Forward-looking information is based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such information. Such information reflects the Company’s current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingencies. These assumptions include, among others, any anticipated use of proceeds from the ATM Program, lithium market conditions and pricing, the Company’s ability to fund, advance and develop the Caucharí-Olaroz project and the Thacker Pass project into production, including results therefrom and timing thereof, the impacts of COVID-19 globally and in the jurisdictions in which we operate, and on the availability and movement of personnel, supplies and equipment, timing of regulatory approvals and permits, and on third parties we are in a contractual relationship with regarding the preparation of the definitive feasibility study for the Thacker Pass project and with respect to construction activities at the Caucharí-Olaroz project, accuracy of mineral resources, including whether such mineral resources can ever be converted into reserves, reliability of technical data, accuracy of current budget and construction estimates, that pending patents will be approved, ability to achieve commercial production, general economic conditions, maintenance of a positive business relationship with existing project partners, timely responses from governmental agencies responsible for reviewing and considering the Company’s permitting activities, the Company position in a competitive environment, a stable and supportive legislative, regulatory and community environment, and general economic and market conditions. Forward-looking information also involve risks, assumptions and other factors are set out in the Company’s management discussion analysis and most recent annual information form, copies of which are available on SEDAR at www.sedar.com.

Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.